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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70550

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equity Shift, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

310 S. West Street

(No. and Street)

Raleigh	NC	27603
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Portwood	404 317 4781	bportwood@ficassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP

(Name – if individual, state last, first, and middle name)

3605 Glenwood Avenue, Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)
2009		3675	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Portwood _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ *Equity Shift, Inc.* _____, as of 12/31 _____, 2 23 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID WALTERS
NOTARY
EXPIRES
GEORGIA
May 30, 2027
PUBLIC
CHEROKEE COUNTY

Signature: _____

Title: Co-CCO/CFO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EQUITY SHIFT, INC.

Financial Statements
and Supplementary Information

January 1, 2023 – December 31, 2023

EQUITY SHIFT, INC.
TABLE OF CONTENTS

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders
Equity Shift, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Equity Shift, Inc. (the "Company") as of December 31, 2023, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the company's auditor since 2021.

Raleigh, North Carolina
February 28, 2024

EQUITY SHIFT, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2023

ASSETS

Current Assets

Cash and Cash Equivalents	$	381,171
Total Current Assets	$	381,171

Fixed Assets

Property, Plant, & Equipment	$	20,600
Less: Accumulated Depreciation	$	13,011
Net Fixed Assets	$	7,589

Total Other Assets	$	7,589
TOTAL ASSETS	$	388,760

LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	126,305
Credit Card Payable	$	7,225
Total Liabilities	$	133,530

Shareholder's Equity

Common Stock	$	759,947
Preferred Stock	$	5,383,806
Paid in Capital	$	267,602
Retained Earnings	$	(6,156,125)
Total Shareholder's Equity	$	255,230

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	388,760

The accompanying notes are an integral part of these financial statements.

EQUITY SHIFT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Operating Revenues		
Operating Revenue	$	6,750
Total Operating Revenues	$	6,750
Expenses		
Advertising & Marketing	$	3,411
Bank Charges & Fees	$	10,068
Depreciation	$	6,867
Dues & Subscriptions	$	390
Insurance	$	145,438
Legal & Professional Services	$	362,910
Meals & Entertainment	$	1,369
Office Supplies & Expenses	$	386
Parking	$	3,860
Payroll Expenses	$	1,330,381
Regulatory Expenses	$	33,717
Rent & Lease	$	82,441
Research	$	50
Taxes & Licenses	$	1,136
Technology	$	77,292
Travel	$	2,620
Total Expenses	$	2,062,336
Other Revenue		
Refunds	$	3,511
Interest	$	2,664
Total Other Revenue	$	6,175
Net Income	$	(2,049,411)

The accompanying notes are an integral part of these financial statements.

EQUITY SHIFT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Preferred Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2022	$ 759,947	$ 3,493,565	$ 17,602	$ (4,106,714)	$ 164,400
Contributed Capital		$ 1,890,241	$ 250,000		$ 2,140,241
Net Income				$ (2,049,411)	$ (2,049,411)
Balance, December 31, 2023	$ 759,947	$ 5,383,806	$ 267,602	$ (6,156,125)	$ 255,230

The accompanying notes are an integral part of these financial statements.

EQUITY SHIFT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2023

Cash Flows from Operating Activities:		
Net Income	$	(2,049,411)
Adjustments to Reconcile Net Loss to Net Cash		
Provided (Used) by Operating Activities:		
Depreciation	$	6,867
Operating Lease Right to Use Asset	$	86,344
Cash Flows from Changes In:		
Credit Card Payable	$	(2,831)
Accounts Payable	$	(107,390)
Net Cash Provided by Operating Activities	$	(2,066,421)
Cash Flows from Investing Activities		
Purchases of Property, Plant, & Equipment	$	(7,140)
Net Cash Used by Investing Activities	$	(7,140)
Cash Flows from Financing Activities		
Operating Lease Liability	$	(86,344)
Contributions	$	2,140,241
Net Cash Provided by Financing Activities	$	2,053,897
Net Decrease in Cash and Cash Equivalents	$	(19,664)
Cash and Cash Equivalents, December 31, 2022	$	400,835
Cash and Cash Equivalents, December 31, 2023	$	381,171

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Equity Shift, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Regulatory Authority ("FINRA"). The Company was incorporated in the State of Delaware on February 4, 2019. The Company was approved as a broker-dealer by the SEC and approved for membership with FINRA on May 5, 2021.

The Company was approved for the following activities by FINRA: 1) Private placement of securities; 2) Operate an alternative trading system ("ATS") for primary offerings and secondary trading of unregistered securities; 3) Offer software tools via its ATS to provide issuers the ability to communicate with their shareholders for compliance management of securities throughout the securities lifecycle (e.g. proxy voting communications and other aspects of transaction planning, deal management and post-transaction activities); and 4) the Company may offer use of its private blockchain technology to parties it screens and grants access credentials to, as an ancillary service to provide enhanced security for sharing records.

The Company operates in reliance on Footnote 74 to SEC Release No 34-70073

Basis of Presentation
The financial statements were prepared on an accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America. Expenses are recognized in the period in which they are incurred. The sole sources of revenue for the firm were refunds, interest, and fees charged by the Company.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company has defined cash equivalents as the Company's bank accounts. Accounts of the Company are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure. As of December 31, 2023, the Company maintained four bank accounts with an aggregate amount of $381,171.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fixed Assets and Depreciation
The Company's property, plant, and equipment are stated at cost. Depreciation is computed for financial statement purposes using the straight-line method, over the estimated useful lives of the related assets. The useful life for property, plant, and equipment is 3 years.

Advertising
The Company expenses advertising production costs as they are incurred, and advertising communication costs the first time the advertising takes place. The advertising and promotion expenses for the period ending December 31, 2023 were $3,411.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU" No. 2014-09, *Revenue from Contract with Customers ("ASU 2014-09")*, a comprehensive new revenue recognition standard that superseded nearly all existing revenue recognition guidance. The objective of ASUM 2014-09 is for a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the new revenue recognition standard for use. From January 1, 2023 – December 31, 2023, the Company charged customers a total of $6,750 in fees.

Note 2 - Leases

Effective February 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842) ("ASUM 2016-02" or "ASC 842")*, using the modified retrospective method and utilized the effective date as its date of initial application. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right of use assets and current and non-current lease liabilities, as applicable.

Operating lease liabilities and their corresponding right of use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right of use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right of use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. The Company does not have and has elected to not to recognize leases with an original term of one year or less on the statement of financial condition. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as the new lease.

As of December 31, 2023, the Company did not have any operating leases to report.

Note 3 – Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 12 to 1. At December 31, 2023, the Company had excess net capital of $235,889. At December 31, 2023, the Company's percentage of aggregate indebtedness to net capital was 55.04% with a minimum net capital requirement of $6,718 based on the aggregate indebtedness ratio. The Company's statutory minimum net capital is $5,000.

Note 4 – Change in Ownership

Effective December 31, 2023, Equity Shift, Inc. became a wholly-owned subsidiary of Equity Shift Holdings, Inc. Shareholders of Equity Shift, Inc. became shareholders of Equity Shift Holdings, Inc. There was no change in executive management.

Note 5 – Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 27, 2024, which is the date the financial statements were available to be issued. The Company has had $174,990 in additional capital contributions from January 1, 2024 through February 21, 2024.

EQUITY SHIFT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2023

Computation of Net Capital

Total Shareholder's Equity			$	255,230
Deductions and/or Changes				
Non-Allowable Assets:				
Property, Plant & Equipment			$	7,589
Securities Haircut				
Commercial Money Market Account			$	5,034
Net Capital			$	242,607

Computation of Basic Net Capital Requirements

Minimum Net Capital Required				
Calculation (6 2/3% of Aggregate Indebtedness)	$	6,718		
Company Requirement	$	5,000		
Net Capital Requirement (Greater of the Above)			$	6,718
Excess Net Capital			$	235,889
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Requirement			$	232,531

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness		$	133,530
Percent of Aggregate Indebtedness to Net Capital			55.04%

Net Capital Reconciliation

Net Capital as per the FOCUS Part IIA		$	242,607

There are no material differences from the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2023.

EQUITY SHIFT, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2023

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

EQUITY SHIFT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2023

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

EQUITY SHIFT

SEC Rule 15c3-3 Exemption

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.
15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release
No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company
has limited its business to those activities for which the Company is approved to conduct
per its Membership Agreement with FINRA and the Company: 1) did not directly or
indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did
not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in
Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

William B. Portwood
CFO

2-8-24
Date

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Shareholders of
Equity Shift, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Equity Shift, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 12c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 28, 2024